www.excellonresources.com

EXCELLON PROVIDES UPDATE ON LEGAL ACTION

Toronto, Ontario – December 5, 2019 – Excellon Resources Inc. (TSX:EXN, EXN.WT, OTC:EXLLF and FRA:E4X1) (“Excellon” or the “Company”) is providing an update to shareholders on the previously disclosed ongoing legal action in Mexico in respect of the La Antigua mineral concession (“La Antigua”) that is part of the Evolución Property in Zacatecas. La Antigua was included in Excellon’s acquisition of Silver Eagle Mines Inc. (“Silver Eagle”) in 2009, which includes a portion of the historic mineral resource at Miguel Auza. The concession is subject to an exploration and exploitation agreement with purchase option (the “Agreement”) dated December 3, 2006 between San Pedro Resources SA de CV (“San Pedro”, now a subsidiary of Excellon) and the owner (the “Plaintiff”) that provides, among other things, for a minimum payment of US$2,500 plus value added tax per month (the “Advance Royalty”) and the payment of a 3% net smelter return (“NSR”) royalty. San Pedro has the right to purchase absolute title to La Antigua including the NSR royalty upon payment of US$500,000. San Pedro has accrued the Advanced Royalty on an ongoing basis and the Agreement remains in force.

Though the Miguel Auza Mine never reached commercial production and was put on care-and-maintenance in December 2008 prior to Excellon’s acquisition of Silver Eagle, the Plaintiff sued San Pedro for non-compliance with the Agreement and specifically for not operating the Miguel Auza Mine. As disclosed in Excellon’s management discussion and analysis, the Plaintiff was awarded damages of approximately $0.7 million in the court of first instance in Torreón, Coahuila. Both San Pedro and the Plaintiff appealed the decision to the Second District State Court in the Judicial District of Torreón. That Court confirmed the initial decision but, subsequently, pursuant to an order obtained by the Plaintiff, granted the Plaintiff an award of approximately US$23 million, predominantly in damages for the Miguel Auza Mine not being in operation. San Pedro is appealing this decision to the federal courts of Mexico and believes that the decision is without merit and not supported by the evidence, facts or law.

“We will vigorously appeal this erroneous decision,” stated Brendan Cahill, President and CEO. “The Miguel Auza Mine never reached commercial production or generated revenues before it was put on care-and-maintenance by Silver Eagle in 2008. The Agreement with the Plaintiff clearly provides for an advance royalty payment in the event that the mine is not producing and, in fact, the currently disputed award is multiple times greater than any income the NSR royalty could possibly produce. We expect this decision to be reversed and rationalized in the federal court system. In the interim, we do not expect any impact on Excellon’s ongoing business activities.”

About Excellon

Excellon’s 100%-owned Platosa Mine has been Mexico’s highest-grade silver mine since production commenced in 2005. The Company is focused on optimizing Platosa’s cost and production profile, discovering further high-grade silver and carbonate replacement deposit mineralization on the 21,000-hectare Platosa Project and epithermal silver mineralization on the 100%-owned 45,000-hectare Evolución Property, and capitalizing on current market conditions by acquiring undervalued projects. The Company also holds an option on the 164 km2 Silver City Project in Saxony, Germany, a high-grade epithermal silver district with 750 years of mining history and no modern exploration.

Additional details on Excellon’s properties are available at www.excellonresources.com.

For Further Information, Please Contact:

Excellon Resources Inc.
Brendan Cahill, President & Chief Executive Officer or
Anna Ladd-Kruger, Chief Financial Officer & VP Corporate Development
(416) 364-1130
info@excellonresources.com
www.excellonresources.com

Forward-Looking Statements

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Press Release, which has been prepared by management. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act. Such statements include, without limitation, statements regarding the future results of operations, performance and achievements of the Company, including potential property acquisitions, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, proposed production rates, potential mineral recovery processes and rates, business and financing plans, business trends and future operating revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties, and particularly the September 7, 2018 NI 43-101 technical report prepared by SRK Consulting (Canada) Inc. with respect to the Platosa Property. This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.